Exhibit 99.1
Seabridge Gold Inc.
News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	March 10, 2008

Economic Assessment Completed for Seabridge Gold’s Courageous Lake Project
Base Case Estimates 1l.6Year Mine Life with Average Annual Gold Production at 500,000 Ounces,
 Average Cash Operating Cost at US$435 per Ounce, and Initial Capital Costs of US$848 Million

Toronto, Canada… Seabridge Gold announced today the results of the new Preliminary Assessment (“PA”) for its Courageous Lake project located in the Northwest Territories.

The 2008 PA confirms that the FAT deposit represents an excellent economic opportunity in the current environment. Capital and operating costs have increased significantly from the 2005 PA, as expected, but these increases are more than offset by a larger resource, extended mine life and higher gold price assumptions contained in the 2008 PA, resulting in a substantial improvement in projected economic value for the deposit.

The 2008 PA was prepared by leading consultants, all of whom are independent of Seabridge and are Qualified Persons under National Instrument 43-101. The infrastructure evaluation and the PA was coordinated by T.J. Smolik of TJS Mining Met Services, Inc. Other consultants with their responsibilities include the following:

•	Wardrop Mining and Minerals under the direction of Ken Deter who worked for Wardrop when the Process was defined and Frank Grills (Process Capital Costs)
•	Snowden Mining Industry Consultants under the direction of Dick Matthews (Mining Plans, Mine Capital, Mine Operating Costs, and Financial Analysis)
•	W.N. Brazier Associates Inc. under the direction of W.N. Brazier (Electrical Power Supply including Capital Costs and Minesite Unit Energy Cost).
•	EBA Engineering Consultants Ltd under the direction of Eric Fier (Environment, Geotechnical and Tailings)
•	Resource Modeling Inc under the direction of Michael Lechner (Mineral Resources)

The independent consultants have continued with earlier conclusions that an open-pit mining operation, with on-site processing, is the most suitable development scenario. A base case scenario was developed for the project incorporating a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average annual production of 500,500 ounces of gold at a life of mine average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project are estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) is estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project is estimated at US$ 500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project is estimated at US$ 1.13 billion.

Seabridge notes that the PA incorporates inferred mineral resources. They are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized

________________________________________________________

106 Front Street East, Suite 400, Toronto, Ontario  M5A 1E1
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711    www.seabridgegold.net

as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the PA will be realized.

Seabridge President and CEO Rudi Fronk said that despite changes made to reduce processing energy consumption, the current high costs of diesel result in a site generated energy cost of $US6.97/tonne of ore treated. Energy costs comprise almost 50% of the total processing and G & A cost, estimated at US$ 14.19/tonne of material. Even with these adverse economic energy issues, the Courageous Lake economics remain very favorable at current gold prices.

Background

In February 2007, an updated National Instrument 43-101 Technical Report (NI 43-101) prepared by Resource Modeling Inc. (“RMI”) of Tucson, Arizona was filed on SEDAR. At a 0.83 gram per tonne cut-off, gold resources for the project were stated as follows:

Courageous Lake Gold Resources at 0.83 gram per tonne cut-off

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

Snowden used the resource model prepared by RMI as part of its development of the mining plan for the project, the model was not validated and grades and were accepted as is. RMI has noted that further work would be required, including in-fill drilling, to advance the project to acceptable levels of Measured and Indicated Resources for a pre-feasibility or bankable feasibility study.

Mine Planning

A preliminary pit was selected based on the following cost estimates and operating assumptions.

Variable	Units
Mine Cost	$US1.14/tonned mined (average)
Processing and G&A Cost	$US14.19/tonne processed
Processing Rate	9.125 million tonnes per year
Pit Slopes	55d SW and 50d NE
Dilution	5% (metal only)
Metal Recovery	88.9%

Snowden used Whittle (Lerchs Grossman) software to determine the optimum pit shell. Incorporated in the pit optimization analysis were the pit slope criteria developed by EBA. Snowden also determined that a mining dilution factor of 5% grade dilution (equivalent to metal loss) was appropriate for the base case estimate. Based on their analysis, using the December 2006 EBA geotechnical projections of pit slopes, Snowden estimated the in-pit diluted resources within the ultimate pit limit as follows:

Courageous Lake In-Pit Material above 0.76 gram per tonne cut-off

Tonnes (000’s)	Grade (g/t)	Total Ounces Fed	Waste Tonnes (000’s)	Total Tonnes (000’s)
106,000	1.91	6,510,000	782,000	888,000

Sensitivities were run and determined that pit size is most sensitive to gold price and least sensitive to operating costs.

To ensure high grades in the early years, a phased mining strategy with stockpiling is proposed. In this approach, the highest economic value material is the focus of the initial development phase of the open pit, with progressively larger pit shells developed sequentially outward until the final phase establishes the ultimate pit limit described above. The maximum mining rate was set at 100 million tonnes per year with the mill feed rate set at 9.125 million tonnes per year. The average strip ratio over the life of the mine is 7.4:1, and peaks at around 20:1 in years 5 and 6 when large quantities of waste must be removed and the plant feed would come from stockpiles developed in earlier years.

To maximize productivity and minimize unit mining costs, large-scale state-of-the-art mining equipment has been selected for the mine operation. Haulage trucks with a 240 tonne payload capability combined with large capacity hydraulic shovels have been specified. Manpower requirements were estimated based on a 12 hour shift schedule, working four days on and four days off with four full crews of operating and maintenance personnel providing a 24 hour per day, 7 day per week operation. Over the life of mine, Snowden has estimated average mining costs of US$ 1.14 per tonne of material mined.

Metallurgical Process and Plant

The project’s gold to sulphur ratio compares favourably with other operating refractory gold mines. Mineral samples from the Courageous Lake deposit can produce a high-grade flotation concentrate at a relatively coarse primary grind size. Total process operating costs are estimated at US$13.14 per tonne of milled.

The proposed process plant is designed to treat an average of 9.125 million tonnes of mineralization per year. To reduce the project’s comminution energy requirements, a High Pressure Grinding Roll (HPGR) circuit is proposed for the comminution process. The mill feed is processed through a primary gyratory crusher and stored in a coarse mill feed stockpile. The primary crushed material is reclaimed by conveyor and sent to screening and secondary crushing. It is then treated through the high efficiency grinding rolls. The HPGR product is further ground in a grinding circuit consisting of two ball mills and hydrocyclones.

 The hydrocyclone overflow is sent to flotation for upgrading. The rougher flotation circuit consisting of 130 cubic meter flotation cells, connected in series, is estimated to recover over 90% of the gold in the rougher concentrate. The concentrate is then reground in a tower mill and upgraded by one stage of cleaner flotation. The cleaner concentrate is further reground in a tower mill and thickened prior to the subsequent oxidation processes. The cleaner tailings containing a low gold content is thickened and pumped to the gold leach circuit for treatment with the oxidized concentrate products.

The upgraded cleaner concentrate is then sent to a two-stage oxidation (hybrid) circuit consisting of biological leaching to partially oxidize gold bearing sulfides in the concentrate and conventional pressure oxidation to oxidize the remaining sulphides. After the oxidized slurry is cooled, it is sent through a washing circuit to reduce the acidity and is then conditioned with lime prior to cyanide gold leaching.

The pH-adjusted slurry is pumped to a gold leach circuit utilizing activated carbon (CIP Circuit) to adsorb dissolved gold. The cleaner flotation tailings are also leached in this circuit. The activated carbon is then treated in a pressure stripping circuit to remove adsorbed gold from the carbon for ultimate deposition and removal in an electrowinning circuit. The overall gold recovery is expected to be 89% with these process stages.

The diluted acid solution from the washing stage is recycled to the flotation circuit and the excessive acid solution is treated by a lime neutralization circuit.

Infrastructure

Due to the remote location, the Courageous Lake project requires its own power generation, a permanent camp, access by air and warehousing and storage at site. Site logistics include freight delivery over winter roads and air services for personnel and smaller freight components. The project’s electrical running load of 45 MW can be supplied entirely by diesel generation which can be supplemented with 20 MW peak capacity of wind power generation (estimated to average 6.6 MW of power demand over a yearly time period). The economic comparison of power costs from on-site combustion turbines compares favourably with multiple units of diesel generators. Control systems are available for handling the variable output of the wind generation units. An airport with a 6,500 foot runway, apron and hangar have been incorporated into the study together with local minesite access roads.

Environmental and Project Scheduling

It is estimated that the project would take approximately six years to commence production with the environmental and permitting process for the project estimated at two years. To be proactive in project permitting, Seabridge initiated environmental baseline data collection and community consultation in 2004 and continued the work during 2005, 2006 and 2007. During the two-year environmental process, the in-fill drilling, bulk sampling and final feasibility study could be completed. Final detailed engineering and procurement would subsequently require approximately two years. The construction and commissioning period is estimated at an additional two to three years.

Tailings Management

The preferred location for a tailings impoundment is east of the Courageous Lake deposit and plant site. A “wet tailings” scenario will require a footprint of almost two square kilometers with major engineering and construction of an impoundment to hold approximately 106 million tonnes of processed material. A waste material dump is located west of the proposed mill site.

Project Operating Costs

Average operating costs over the 11.6 year mine life are estimated as follows:

                Estimated Annual Operating Costs in U.S. Dollars

	Annual Costs ($’000s)	$/tonne processed	$/ounce Gold Recovered
Mine	87,500	9.59	174

Process
Consumables	45,908	5.03	92

Manpower	10,421	1.14	21

Power – Process	57,427	6.29	115
Power – Services	6,132	0.67	12

G & A Including Camps, Roads,	9,569	1.05	19

Transportation & Refining	1,001	0.11	2

TOTAL	217,958	23.88	435

Project Capital Costs

The initial capital costs for the project are estimated as follows:

Estimated Initial Capital Costs in U.S. Dollars

Item	Estimated Cost ($000’s)
Mine Direct Costs	137,581

Plant Direct Costs	277,142
Primary Crushing	16,501
Secondary + Tertiary Crushing	32,828
Grinding	18,612
Flotation	17,742
Concentrate Regrinding, Cleaning & Thickening	10,999
Bio-Oxidation (BIOX)	27,633
Pressure Oxidation (POX)	19,355
Counter Current Decantation (CCD)	2,270
POX Gas Handling/Scrubbing	3,081
CIP Neutralization	748
CCD Neutralization	4,776
Leach and Carbon-in-Pulp	5,448
Carbon Stripping and Reactivation	4,929
Gold Electrowinning & Refining	3,634
Reagents	2,803
Lime Unloading & Storage	16,890
Utilities & Mobile Equipment	32,857
DCS System	2,499
Buildings and Containment Area	33,383
Plant Site Earth Work	2,132
Cyanide Destruction	921
Mobile Equipment	2,486
Air Separation Plant	14,613

Environmental & Tailings Mgmt Direct Cost	17,286
Environmental & Tailings Management	17,101
Effluent Treatment	185

Infrastructure	187,480
Power Generation including Wind Power	157,816
Permanent Mine Camp	14,628
Air Strip and Roads	15,036

TOTAL DIRECT COSTS	619,488

Construction Indirect	37,962
Spare Parts	16,657
Owner's Costs	5,800
Engineering & Procurement	57,720

TOTAL INDIRECT COSTS	118,139

TOTAL DIRECT AND INDIRECT COSTS	737,627

CONTINGENCY @ 15%	110,644

TOTAL INITIAL CAPITAL COSTS	848,271

Total sustaining capital and closure costs over the life of the mine are estimated at US$51 million.

Base Case and Sensitivity Financial Analysis

Using the input parameters described above and a gold price of US$690 per ounce, net cash flows were developed for the base case. The following sensitivity analysis was also performed:

•
Gold Price – ranging from US$600 to US$1,000 per ounce. The estimated breakeven gold price for the project is at US$600 per ounce using the base case assumptions. At $700/oz gold the NPV using a 5% discount rate increases by approximately 220% or $380 million.

•
Capital and Operating Costs – costs were varied by +- 10% from the base case with the results summarized the in the table below. Capital costs have a smaller impact on the project than operating costs.

Sensitivity Analysis Summary Table

Pre-Tax Cash Flow Sensitivity
Variables	Project Net Cash Flow (US$millions)	Project NPV @ 5% (US$millions)	Project IRR

Base Case (Gold @ US$690)	$500	$175	9%

Gold @ US$600	($13)	($195)	0%
Gold @ US$700	$557	$217	10%
Gold @ US$800	$1,127	$629	19%
Gold @ US$900	$1,696	$1,042	28%
Gold @ US$1,000	$2,266	$1,454	36%

Capital Costs +10%	$411	$92	7%
Capital Costs -10%	$589	$260	12%

Operating Costs +10%	$245	($6)	5%
Operating Costs -10%	$753	$358	13%

Project Opportunities

Work on the Courageous Lake project will be continued to evaluate modifications which could improve project economics. Some of the opportunities identified are as follows:

•
All-weather road: An all-weather road in close proximity to the site would have a large positive impact on the project’s capital and operating costs. Various levels of government, and Native Groups, continue to study the all-weather road possibilities. There would be a significant reduction in on-site storage requirements, especially fuel oil and reagents such as lime.

•
Power generation sharing: A coal-fired power plant developed in the Bathhurst Inlet, and the installation of a power transmission line to the three diamond mines and Courageous Lake, would significantly reduce operating costs for these mines. A shared power-generating facility seems a reasonable approach. This approach is presently being investigated in Nevada by Newmont, Phelps Dodge and Barrick Gold.

•
Mine life extensions: As demonstrated in the sensitivity analysis, the potential extension of mine life could have a positive material impact on the project's pre-tax net cash flow. Additional drilling would improve the confidence levels of the Courageous Lake resource estimates and may also provide more information that would improve ore scheduling from the open pit.

•
Alternate power schemes: The option of hydro power from the Tolstan Station is another possibility; long power transmission lines would have to be built to benefit from this power source. Wind generation at site is capital intensive, but produces energy at very low operating costs. Further site work is needed to document the wind and weather conditions which would apply to wind power generation.

Seabridge has acquired a 100% interest in several North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Visit our website at www.seabridgegold.net  Email:  info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.